UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated February 21, 2018
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

MARKET RELEASE
Updated trading statement for the year ended 31 December 2017

Johannesburg, 21 February 2018: In terms of paragraph 3.4(b) of the Listings Requirements of the JSE Limited (JSE), a company listed on the JSE is required to publish a trading statement as soon as they are satisfied that a reasonable degree of certainty exists that the financial results for the period to be reported upon next, will differ by at least 20% from the financial results for the previous corresponding period.
Shareholders are advised that the Group expects to report an attributable loss of R4,437 million
(US$333 million) for the year ended 31 December 2017, compared with attributable earnings of R3,473 million (US$237 million) for the year ended 31 December 2016 (comparative period).

The attributable loss is due to a number of factors, primarily in the first half of the year, which resulted in an attributable loss of R4,804 million (US$364 million) for the six months ended
30 June 2017. These factors include: impairments, provision for occupational healthcare claims, restructuring and transaction costs and significant differences in commodity prices and the average rand:dollar exchange rate year-on-year. A R2,179 million gain on acquisition which was recognised during the comparative period, was also a significant contributing factor to the year-on-year difference.

Normalised earnings of R522 million (US$39 million) for the second half of 2017 was significantly higher than the R1,002 million (US$76 million) normalised loss for the first half of the year, resulting in a normalised loss of R480 million (US$36 million) for the year ended 31 December
2017 compared with normalised earnings of R3,678 million (US$251 million) for the comparative period.
Earnings per share (EPS) and headline earnings per share (HEPS) for the period, are further affected by the rights offer and capitalisation issue.

As a result, the Group expects to report a loss per share of 229 cents (17 US cents) for the year ended 31 December 2017 and a headline loss per share of 12 cents (1 US cents). EPS and HEPS for the comparative period (adjusted to reflect the bonus element of the rights issue and capitalisation issue, and revised to reflect the adjustment of initial accounting in respect of the Rustenburg Operations) were 225 cents (15 US cents) and 162 cents (8 US cents), respectively. This represents a 202% decrease in respect of EPS and a 107% decrease in respect of HEPS.
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share codes: SGL (JSE) and SBGL (NYSE)
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

The financial information on which this trading statement is based has not been reviewed or reported on by Sibanye-Stillwater’s auditors.
Mainly due to the tax reform in the United States which favourably impacts the Stillwater operations and a better than estimated operational performance by the group, the 12 cents headline loss per share for the 2017 year, was 89% better than the estimated 110 cents per share made in the previous trading statement, released on 25 October 2017.
Results presentation

Sibanye-Stillwater will release its results for the six months and year ended 31 December 2017 tomorrow morning, 22 February 2018 after 08:00 (CAT) while the live presentation and webcast will start at 10:00 (CAT). For the webcast and conference call details, please refer to our website at https://www.sibanyestillwater.com#dialindetails.

Investor relations contact:

James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Email: ir@sibanyestillwater.com
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
Ends.
FORWARD-LOOKING STATEMENTS
This announcement includes “forward-looking statements” within the meaning of the “safe harbour”
provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “forecast”, “expect”,
“potential”, “intend”, “estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-
Stillwater, that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements.
These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: February 21, 2018
By: /s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer